UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL

-LETTERHEAD-
Centrex, Inc.
9202 South Toledo Avenue
Tulsa, OK  74137


January 14, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      Centrex, Inc.
         Registration Statement on Form SB-2 pursuant to Rule 462(b)filed December 30, 2002
         SEC File Number:  333-102264

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Centrex, Inc. (the "Company") hereby respectfully requests the withdrawal of its above-referenced Registration Statement on Form SB-2, together with all exhibits thereto, filed with the SEC on December 30, 2002 (the "Registration Statement"), effective immediately. The Registration Statement, which was filed via EDGAR as Submission Type SB-2 will immediately be refiled as Submission Type SB-2MEF. No securities were sold in connection with the Registration Statement filed December 30, 2002.

     Please direct any questions with respect to this letter to Ronald Kaufman of Kaufman & Associates, PLLC at (918) 584-4463.

Sincerely,

/s/ THOMAS R. COUGHLIN

Thomas R. Coughlin
President